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                              FORM 13F

           UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549

                       Form 13F COVER PAGE

     Report for the Calendar Year or Quarter Ended: December 31, 2007

          Check here if Amendment [ ]; Amendment Number: _____

                     This Amendment (Check only one.):
                     [ ]      is a restatement.
                     [ ]      adds new holdings entries.
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Name: Litman/Gregory Fund Advisors LLC
Addess: 4 Orinda Way, Suite 200-D
        Orinda, CA 94563

Form 13F File Number:

        The institutional investment manager filing this report and the person by
whom it is signed hereby represent that the person signing the report is
authorized to submit it, that all information contained herein is true, correct
and complete,   and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: John M. Coughlan

Title: Chief Operating Officer

Phone: 925-253-5213

Signature, Place, and Date of Signing:

/s/ John M. Coughlan

[Signature]

Orinda, California

[City, State]

02/12/2008

[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

List of Other Managers Reporting for this Manager:

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 16

Form 13F Information Table Value Total: $ 230,608

                                          (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

  NONE

<PAGE>

Litman/Gregory Fund Advisors LLC
Form 13-F Information Table
as of December 31, 2007

<TABLE>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MNGERS	VOTING SOLE	AUTHORITY SHARED	NONE
---------------------	----------	----------	--------	--------	---	----	-------	------	----	------	----
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AON	com	037389103	17,219	361,058	SH		Sole	0	361,058		
CEMEX SA de CV	SPONSORED ADR	151290889	22,602	874,366	SH		Sole	0	874,366		
COMCAST CORP Special Class A	com	20030N200	4,159	229,500	SH		Sole	0	229,500		
DELL Inc.	com	24702R101	23,064	941,000	SH		Sole	0	941,000		
DIRECTV Group Inc	com	25459L106	20,914	904,600	SH		Sole	0	904,600		
Disney	com	254687106	22,370	693,000	SH		Sole	0	693,000		
FEDEX CORP	com	31428X106	17,121	192,000	SH		Sole	0	192,000		
General Motors Corporation	com	370442105	15,108	607,000	SH		Sole	0	607,000		
Level 3 Communications	com	52729N100	19,368	6,371,188	SH		sole	0	6,371,188		
Liberty Media Holding Corp - Interactive	com	53071M104	12,745	668,000	SH		sole	0	668,000		
Liberty Medi Holding Corp - Capital	com	53071M302	13,018	111,750	SH		Sole	0	111,750		
SPRINT NEXTEL CORP	com	852061100	13,274	1,011,000	SH		Sole	0	1,011,000		
FAIRFAX FINL HLDGS LTD	sub vtg com	303901593	5,816	20,000	SH		Sole	0	20,000		
FAIRFAX FINL HLDGS LTD	sub vtg com	303901102	13,734	48,000	SH		Sole	0	48,000		
TELEPHONE + DATA SYS INC	special commom	879433860	4,838	84,000	SH		Sole	0	84,000		
TELEPHONE + DATA SYS INC	com	879433100	5,258	84,000	SH		Sole	0	84,000		
			-------	----------					----------		
			230,608	13,200,462					13,200,462		
			=======	==========					==========		

</TABLE>